UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): (November 12, 2025)

DAY ONE BIOPHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40431	83-2415215
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1800 Sierra Point Parkway, Suite 200
Brisbane, California	94005
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 484-0899

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	DAWN	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On November 12, 2025, Day One Biopharmaceuticals, Inc., a Delaware corporation (“Parent”), Emerald Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”) and Mersana Therapeutics, Inc., a Delaware corporation (the “Target”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein, Merger Sub will commence a tender offer (the “Offer”) to acquire all of the issued and outstanding shares (the “Target Shares”) of common stock, par value $0.0001 per share, of the Target (the “Target Common Stock”), for (i) $25.00 net per Target Share, payable in cash, without interest (such amount, or any different amount per share paid pursuant to the Offer, the “Upfront Consideration”), plus (ii) one contingent value right per Target Share (each, a “CVR”), which represents the right to receive milestone payments of up to an aggregate of $30.25 per share in cash upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into with a rights agent (the “Rights Agent”) mutually agreeable to Parent and the Target (the Upfront Consideration plus one CVR, together, the “Offer Price”). The Offer will remain open for 20 business days, subject to extension under certain circumstances.

Following the consummation of the Offer, subject to the terms and conditions of the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub will merge with and into the Target as provided in the Merger Agreement, with the Target continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger without a stockholder vote promptly following consummation of the Offer. At the effective time of the Merger (the “Effective Time”), each Target Share (other than (i) Target Shares owned by the Target (or held in the treasury of the Target), Parent, Merger Sub or any of their respective subsidiaries or (ii) Target Shares that are held by stockholders who are entitled to, and properly demand, appraisal for such Target Shares in accordance with Section 262 of the DGCL) will be cancelled and converted into the right to receive the Offer Price from Merger Sub (the “Merger Consideration”) without interest, subject to any applicable withholding tax. The closing of the Merger is expected to occur by the end of January 2026, subject to the satisfaction of customary closing conditions.

The obligations of Parent and Merger Sub to consummate the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including that there have been validly tendered and not validly withdrawn prior to the expiration of the Offer a number of Target Shares that, considered together with the number of Target Shares, if any, then owned beneficially by Parent and its subsidiaries, would represent one more Target Share than 50% of the total number of Target Shares outstanding at the time of expiration of the Offer (the “Minimum Condition”). The Minimum Condition may not be waived by Parent and Merger Sub without the prior written consent of the Target. In addition, the obligation of Merger Sub to consummate the Offer is conditioned upon, among other things, the accuracy of the representations and warranties of the Target contained in the Merger Agreement (subject to certain materiality exceptions), material compliance by the Target with its covenants under the Merger Agreement and the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the receipt of all approvals and clearances required thereunder and other customary closing conditions. Consummation of the Offer is not subject to a financing condition.

Each party to the Merger Agreement has agreed to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Offer and the Merger as promptly as practicable and in any event within 20 business days after the date of the Merger Agreement, and to use its reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable and in any event not later than May 12, 2026.

The Merger Agreement provides for the following treatment of the Target’s stock options and restricted stock unit awards:

•	Effective immediately prior to the Effective Time, each option to purchase shares of Target Common Stock that is outstanding and unexercised as of immediately prior to the Effective Time and has an exercise price that is less than the Upfront Consideration (a “Cash-Out Option”), shall become fully vested and shall automatically be cancelled and converted into the right to receive, without interest and subject to deduction for any required tax withholding, (i) the Merger Consideration minus (ii) the exercise price payable per share of Target Common Stock underlying such Cash-Out Option, subject to the terms and conditions specified in the Merger Agreement;

•	Effective as of 10 business days prior to the closing of the Merger, or such other date occurring prior to the closing of the Merger as may be determined by the board of directors of the Target (the “Target Board”) in its discretion (the “Acceleration Date”), each option to purchase Target Shares then outstanding and unexercised that has an exercise price that is equal to or greater than the Upfront Consideration (an “Out-of-the-Money Option”), shall become fully vested and exercisable up to and through the closing of regular trading on the Nasdaq Stock Market on the fifth business day following the Acceleration Date (the “Last Exercise Date”) in accordance with the terms and conditions of such Out-of-the-Money Option, and if not exercised on or prior to the closing of regular trading on the Last Exercise Date, such Out-of-the-Money Option shall be cancelled and cease to exist as of the Effective Time, and no consideration shall be delivered in exchange for such Out-of-the-Money Option; and

•	As of immediately prior to the Effective Time, each Target restricted stock unit award that is then outstanding (whether vested or unvested) shall automatically be cancelled and converted into the right to receive, without interest and subject to deduction for any required tax withholding, the Merger Consideration in respect of each share of Target Common Stock subject to such restricted stock unit award immediately prior to the Effective Time.

The Target has agreed to take such actions with respect to the Target’s 2017 Employee Stock Purchase Plan (the “Target ESPP”) that are necessary to provide that (i) with respect to each offering period that is in effect as of the date of the Merger Agreement (each a “Current ESPP Offering Period”), no employee who is not a participant in the Target ESPP as of such date may become a participant in the Target ESPP and no participant may increase the percentage amount of such participant’s payroll deduction election from that in effect on the date of the Merger Agreement for such Current ESPP Offering Period, (ii) no additional offering period will commence under the Target ESPP after the date of the Merger Agreement, (iii) subject to the consummation of the Merger, the Target ESPP will terminate, effective immediately prior to the Effective Time and (iv) if any Current ESPP Offering Period will still be in effect as of immediately prior to the Effective Time, then each outstanding option granted pursuant to the Target ESPP will be terminated immediately prior to the Effective Time and the balances in the accounts of participants in the Target ESPP shall be returned to them.

The Merger Agreement includes customary representations, warranties and covenants of the Target, Parent and Merger Sub. The Target has agreed, until the earlier of the termination of the Merger Agreement or the Effective Time, to, among other things, use commercially reasonable efforts to conduct its operations in all material respects according to its ordinary course of business.

The Target has also agreed to customary non-solicitation restrictions, including not to initiate, solicit, knowingly encourage or facilitate or participate in any discussions or negotiations with third parties regarding other proposals for alternative business combination transactions involving the Target or change the recommendation of the Target Board to the Target’s stockholders regarding the Offer, in each case, except as otherwise permitted by the Merger Agreement, including to enter into an alternative transaction that constitutes a Superior Proposal (as defined in the Merger Agreement) in compliance with the Target Board’s fiduciary duties under applicable law and subject to payment of a termination fee.

The Merger Agreement also includes customary termination provisions for both the Target and Parent, including, among others, the right of either party to terminate for failure to consummate the Offer on or before May 12, 2026. If the Merger Agreement is terminated under certain circumstances specified in the Merger Agreement, the Target will be required to pay Parent a termination fee of $5.6 million (including under specified circumstances in connection with the Target’s entry into an agreement with respect to a Superior Proposal or the Target Board’s change of recommendation in favor of the Offer). The parties to the Merger Agreement are also entitled to specifically enforce the terms and provisions of the Merger Agreement.

Each of the board of directors of Parent and Merger Sub approved the Merger Agreement, the CVR Agreement and the transactions contemplated thereby, and declared it advisable for Parent and Merger Sub, respectively, to enter into the Merger Agreement and the CVR Agreement. In addition, the Target Board unanimously: (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are advisable and fair to, and in the best interests of the Target and its stockholders; (ii) agreed that the Merger shall be subject to Section 251(h) of the DGCL; (iii) approved the execution, delivery and performance by the Target of Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and approved the CVR Agreement and the transactions contemplated thereby; and (iv) resolved to recommend that the stockholders of the Target accept the Offer and tender their Target Shares to Merger Sub pursuant to the Offer.

The foregoing summary of the principal terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full copy of the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference. The summary and the copy of the Merger Agreement are intended to provide information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about the Target, Parent or Merger Sub in any public reports filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Target or Parent. The assertions embodied in the representations and warranties included in the Merger Agreement were made solely for purposes of the contract among the Target, Merger Sub and Parent and are subject to important qualifications and limitations agreed to by the Target, Merger Sub and Parent in connection with the negotiated terms, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties thereto. Moreover, some of those representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Target’s or Parent’s SEC filings or may have been used for purposes of allocating risk among the Target, Merger Sub and Parent rather than establishing matters as facts. Investors should not rely on the representations and warranties or any description of them as characterizations of the actual state of facts of the Target, Parent, Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, and this subsequent information may or may not be fully reflected in public disclosures by the Target or Parent.

Tender and Support Agreements

On November 12, 2025, in connection with the execution and delivery of the Merger Agreement, the Target’s current directors and executive officers, Bain Capital Life Sciences Fund II, L.P., BCIP Life Sciences Associates, LP and BCLS II Investco, LP (collectively, the “Support Stockholders”), solely in their respective capacities as stockholders of the Target, each entered into a tender and support agreement (collectively, the “Tender and Support Agreements”) with Parent and Merger Sub, pursuant to which each Support Stockholder agreed, among other things, (i) to tender all of the Target Shares held by such Support Stockholder in the Offer, subject to certain exceptions (including the valid termination of the Merger Agreement), (ii) to, if applicable, vote all of such Support Stockholder’s Target Shares in favor of the Merger, and (iii) to certain other restrictions on its ability to take actions with respect to the Target and its Target Shares. The Support Stockholders own approximately 8.5% of the outstanding Target Shares as of November 10, 2025. The Tender and Support Agreements will terminate upon the earliest of (i) the date and time upon which the Merger Agreement is validly terminated in accordance with its terms, and (ii) the date and time upon which the Merger becomes effective.

The foregoing description of the Tender and Support Agreements does not purport to be complete and is qualified in all respects by reference to the full text of the form of Tender and Support Agreement, which is attached as Exhibit 10.1 hereto and is incorporated by reference herein.

Contingent Value Rights Agreement

At or prior to the time at which Merger Sub irrevocably accepts for purchase all Target Shares validly tendered (and not validly withdrawn) pursuant to the Offer, Parent and the Rights Agent will enter into the CVR Agreement. The CVRs are contractual rights only and not transferable except under certain limited circumstances, will not be certificated or evidenced by any instrument and will not be registered with the SEC or listed for trading. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Merger Sub or Target or any of their affiliates.

Each CVR represents a right to receive the following cash payments, without interest and subject to reduction for any applicable tax withholding (the “Milestone Payments”) if the following milestones (the “Milestones”) are achieved:

•	$1.00 per CVR, payable upon the U.S. Food and Drug Administration (the “FDA”) granting “breakthrough therapy” designation in the United States for emiltatug ledadotin (XMT-1660) (“Emi-Le”) on or before December 31, 2027;
•	$1.25 per CVR, payable upon receipt by Parent or any of its affiliates (including the surviving corporation) of the $8.0 million milestone payment payable upon achievement of a specified development milestone set forth in that certain Research Collaboration and License Agreement, dated as of February 2, 2022, by and between the Target and Janssen Biotech, Inc., on or before December 31, 2026;
•	$4.00 per CVR, payable upon occurrence of the first dosing of the first participant in a Registrational Clinical Trial (as defined in the CVR Agreement) of Emi-Le for adenoid cystic carcinoma type 1 (“ACC-1”) on or before December 31, 2027;
•	$9.00 per CVR, payable upon the occurrence of Regulatory Approval (as defined in the CVR Agreement) by the FDA for Emi-Le indicated for use in ACC-1 on or before December 31, 2030;
•	$2.00 per CVR, payable upon the achievement of the first time that cumulative Net Sales (as defined in the CVR Agreement) of Emi-Le in any calendar year ending on or before December 31, 2032 is equal to or exceeds $100.0 million;
•	$4.00 per CVR, payable upon the achievement of the first time that cumulative Net Sales of Emi-Le in any calendar year ending on or before December 31, 2035 is equal to or exceeds $200.0 million;
•	$6.00 per CVR, payable upon the achievement of the first time that cumulative Net Sales of Emi-Le in any calendar year ending on or before December 31, 2037 is equal to or exceeds $300.0 million;
•	$2.00 per CVR, payable upon the occurrence of the First Commercial Sale (as defined in the CVR Agreement) of Emi-Le in the first to occur of France, Germany, Italy, Spain or the United Kingdom (the “European First Sale Milestone”) on or before December 31, 2030 (the “European First Sale Milestone End Date”); provided, however, that the European First Sale Milestone will be deemed to have occurred if, at any time on or before the European First Sale Milestone End Date, cumulative Net Sales of Emi-Le in the European Union and the United Kingdom is equal to or exceeds $10.0 million; and
•	$1.00 per CVR, payable upon the First Commercial Sale of Emi-Le in Japan on or before December 31, 2030.

There can be no assurance that any Milestone will be achieved prior to its expiration or termination of the CVR Agreement, or that payment will be required of Parent with respect to any Milestone.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in all respects by reference to the full text of the form of the CVR Agreement, a copy of which is attached as Exhibit 10.2 hereto and is incorporated by reference herein.

Item 7.01	Regulation FD Disclosure.

On November 13, 2025, Parent issued a press release in connection with the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1.

On November 13, 2025, Parent made available an investor presentation containing details of the proposed transaction and its potential impact on Parent. A copy of the investor presentation is attached hereto as Exhibit 99.2.

On November 13, 2025, Parent made available a corporate presentation containing an overview of the Parent’s pipeline, financial results and opportunities. A copy of the corporate presentation is attached hereto as Exhibit 99.3.

This information and Exhibits 99.1, 99.2 and 99.3 are being furnished pursuant to Item 7.01 of this report and shall not be deemed to be “filed” for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section and will not be incorporated by reference into any registration statement filed by Parent under the Securities Act of 1933, as amended, unless specifically identified as being incorporated therein by reference. This report will not be deemed an admission as to the materiality of any information in this Item 7.01 or Exhibits 99.1, 99.2 and 99.3.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will”, “goal” and similar expressions. These forward-looking statements include, without limitation, statements related to the proposed Offer, Merger and related transactions contemplated by the Merger Agreement and the CVR Agreement and the expected timing thereof; the expected benefits from the acquisition of Target, and other statements that are not historical facts. These forward-looking statements are based on Parent’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Parent’s ability to complete the transactions on the proposed terms and schedule, or at all; whether the various conditions to the consummation of the transactions under the Merger Agreement will be satisfied or waived; whether stockholders of Target tender sufficient Target Shares in the Offer; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the outcome of legal proceedings that may be instituted against Parent, Target and/or others relating to the transactions and the risk that such legal proceedings may result in significant costs of defense, indemnification and liability; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; disruption from the proposed transactions, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the risk that Parent will not be able to retain the employees of Target following the closing of the transaction given the at-will nature of their employment; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks associated with developing product candidates; risks and uncertainties related to unforeseen delays that may impact the timing of clinical trials and reporting data; risks related to future opportunities and plans for Target and its product candidates, including uncertainty of the expected financial performance of Target and its product candidates and the possibility that the Milestone Payments related to the CVRs will never be achieved and that no Milestone Payment may be made; the possibility that if Target does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of Parent’s shares could decline; as well as other risks related to Parent’s and Target’s businesses detailed from time-to-time under the caption “Risk Factors” and elsewhere in Parent’s and Target’s respective SEC filings and reports, including their respective Annual Reports on Form 10-K for the year ended December 31, 2024 and subsequent quarterly and current reports filed with the SEC. Parent undertakes no duty or obligation to update any forward-looking statements contained in this report as a result of new information, future events or changes in their expectations, except as required by law.

Additional Information and Where to Find It

The Offer has not yet commenced, and this report is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any Target Shares or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Parent and Merger Sub, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by the Target. The offer to purchase Target Shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND STOCKHOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR TARGET SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. Investors and stockholders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, the documents filed or furnished to the SEC by the Target under the “Investor Relations” section of the Target’s website at https://www.mersana.com/.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description
2.1*	Agreement and Plan of Merger, dated November 12, 2025, by and among Parent, Merger Sub and Target (incorporated herein by reference to Exhibit 2.1 of Target’s Current Report on Form 8-K filed on November 13, 2025).

10.1	Form of Tender and Support Agreement (incorporated herein by reference to Exhibit 2.2 of Target’s Current Report on Form 8-K filed on November 13, 2025).

10.2	Form of Contingent Value Rights Agreement (incorporated herein by reference to Exhibit 2.3 of Target’s Current Report on Form 8-K filed on November 13, 2025).

99.1	Press Release, dated November 13, 2025.

99.2	Investor Presentation

99.3	Corporate Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*Certain annexes, exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted annexes and schedules upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DAY ONE BIOPHARMACEUTICALS, INC.

Date: November 13, 2025	By:	/s/ Charles N. York II, M.B.A.
Charles N. York II, M.B.A.
Chief Operating Officer and Chief Financial Officer

Exhibit 99.1

Day One to Acquire Mersana Therapeutics to Advance Mission to Bring New Medicines to People of All Ages with Life-Threatening Diseases

Acquisition expands Day One’s portfolio with novel antibody-drug conjugate (ADC) emiltatug ledadotin (Emi-Le)

Emi-Le has demonstrated early anti-tumor activity in an ongoing Phase 1 study for adenoid cystic carcinoma type-1 (ACC-1), a cancer with high unmet need and a lack of therapeutic options

Day One will apply existing scientific and commercial capabilities to this investigational innovative therapeutic with a clear potential registration path

Company to host conference call and webcast today, November 13, 8:00 am Eastern Time

BRISBANE, Calif., Nov. 13, 2025 – Day One Biopharmaceuticals, Inc. (Nasdaq: DAWN) (“Day One” or the “Company”), a biopharmaceutical company dedicated to developing and commercializing targeted therapies for people of all ages with life-threatening diseases, today announced it has signed a definitive merger agreement for Day One to acquire Mersana Therapeutics, Inc. (“Mersana”).

The transaction positions the Company for continued success and expansion of its oncology portfolio, adding Emi-Le, a potential first-in-class monotherapy for patients with ACC, an aggressive cancer with a well-defined patient population and high unmet need, most often arising from the salivary gland. The early anti-tumor activity observed with Emi-Le in an ongoing Phase 1 study, in a disease with a clear unmet medical need, may support a fast path to registration. Emi-Le represents an innovative and differentiated ADC directed against B7-H4, a well-characterized target in certain cancers. B7-H4 is highly expressed in ACC as well as in other adult and pediatric cancers. As a novel targeted investigational agent with monotherapy anti-tumor activity intended for a well-defined patient population without any approved therapies or a clear standard of care, the Company believes that Emi-Le is well positioned for potential rapid development and commercialization.

“This acquisition will add a potential game-changing new medicine to the Day One portfolio and, if approved, will broaden our opportunities for patient impact and for continued growth and value creation,” said Jeremy Bender, Ph.D., chief executive officer of Day One. “The addition of the Emi-Le program to our portfolio allows us to leverage the research and development expertise, and the commercial capabilities, that already exist within Day One to address underserved, rare and life-threatening cancers in patients of all ages.”

Terms of the Agreement

Under the terms of the definitive merger agreement, Day One will promptly commence a tender offer to acquire all of the outstanding shares of Mersana common stock at a price of $25 per share in cash at closing plus one non-tradable CVR per share to receive certain potential milestone payments of up to an aggregate of $30.25 per CVR in cash, for total consideration of up to $55.25 per share in cash, representing a total equity value of approximately $129 million at closing and representing a total deal value of up to approximately $285 million. The CVR is payable subject to certain terms and conditions of achievement of the following milestones:

Clinical Milestones

•	A development milestone related to an existing partnership agreement: $1.25 per share

•	Breakthrough Therapy Designation for ACC granted by FDA: $1.00 per share

•	First dosing of a participant in a registrational trial of Emi-Le for ACC-1: $4.00 per share

Regulatory/Sales Milestones

•	Regulatory approval granted by FDA in Emi-Le for ACC-1: $9.00 per share

•	First commercial sale of Emi-Le in a major EMA market: $2.00 per share

•	First commercial sale of Emi-Le in Japan: $1.00 per share

•	Annual net sales of Emi-Le exceed $100 million by 2032: $2.00 per share

•	Annual net sales of Emi-Le exceed $200 million by 2035: $4.00 per share

•	Annual net sales of Emi-Le exceed $300 million by 2037: $6.00 per share

Day One expects to finance the acquisition with existing cash resources. Day One’s strong cash position and financial profile is expected to enable development of Emi-Le through potential approval with no additional financing required.

The transaction is expected to close by the end of January 2026, subject to receipt of applicable regulatory approvals and the satisfaction of other customary conditions.

Advisors

Gordon Dyal & Co., LLC is acting as the exclusive financial advisor to Day One, with Fenwick & West LLP serving as legal counsel. TD Cowen is acting as financial advisor to Mersana, with Wilmer Cutler Pickering Hale and Dorr LLP serving as legal counsel.

Conference Call

Day One will host a conference call and webcast today, Nov. 13 at 8:00 am Eastern Time. To access the live conference call by phone, dial 877-704-4453 (domestic) or 201-389-0920 (international), and provide the access code 13757215. Live audio webcast will be accessible from the Events page. To ensure a timely connection to the webcast, it is recommended that participants register at least 15 minutes prior to the scheduled start time. An archived version of the webcast will be available for replay on the Events section of the Day One Media & Investors page for 30 days following the event.

About Day One Biopharmaceuticals

Day One Biopharmaceuticals is a commercial-stage biopharmaceutical company that believes when it comes to pediatric cancer, we can do better. The Company was founded to address a critical unmet need: the dire lack of therapeutic development in pediatric cancer. Inspired by “The Day One Talk” that physicians have with patients and their families about an initial cancer diagnosis and treatment plan, Day One aims to re-envision cancer drug development and redefine what’s possible for all people living with cancer—regardless of age—starting from Day One.

Day One partners with leading clinical oncologists, families, and scientists to identify, acquire, and develop important targeted cancer treatments. The Company’s pipeline includes tovorafenib (OJEMDA™) and DAY301.

Day One is based in Brisbane, California. For more information, please visit www.dayonebio.com or find the Company on LinkedIn or X.

About Mersana Therapeutics

Mersana Therapeutics is a clinical-stage biopharmaceutical company focused on the development of novel antibody drug conjugates (ADCs) and driven by the knowledge that patients are waiting for new treatment options. The company has developed proprietary cytotoxic (Dolasynthen) and immunostimulatory (Immunosynthen) ADC platforms that have generated a pipeline of wholly-owned and partnered product candidates with the potential to treat a range of cancers. Its pipeline includes Emi-Le (emiltatug ledadotin; XMT-1660), a Dolasynthen ADC targeting B7-H4, and XMT-2056, an Immunosynthen ADC targeting a novel epitope of human epidermal growth factor receptor 2 (HER2). Mersana routinely posts information that may be useful to investors on the “Investors & Media” section of its website at www.mersana.com.

Additional Information about the Transaction and Where to Find It

The tender offer described in this communication (the Offer) has not yet commenced, and this communication is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Mersana or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an Offer to Purchase, a Letter of Transmittal and related documents, will be filed with the U.S. Securities and Exchange Commission (SEC) by Day One and Emerald Merger Sub, Inc. (Purchaser), and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Mersana. The offer to purchase shares of Mersana common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR COMMON STOCK, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at Day One’s website at ir.dayonebio.com and (once they become available) will be mailed to the stockholders of Mersana free of charge. The information contained in, or that can be accessed through, Day One’s website is not a part of, or incorporated by reference in, this filing. The tender offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the Solicitation/Recommendation Statement, will also be made available for free on the SEC’s website at www.sec.gov. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Day One and Mersana file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read any reports, statements or other information filed by Mersana and Day One with the SEC for free on the SEC’s website at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will”, “goal” and similar expressions. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the acquisition of Mersana and the expected benefits therefrom; and other statements that are not historical facts. These forward-looking statements are based on Day One’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Day One’s ability to complete the transaction on the proposed terms and schedule, or at all; whether the various conditions to the consummation of the transaction under the merger agreement will be satisfied or waived; whether stockholders of Mersana tender sufficient shares in the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the outcome of legal proceedings that may be instituted against Day One, Mersana and/or others relating to the transaction and the risk that such legal proceedings may result in significant costs of defense, indemnification and liability; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the risk that Day One will not be able to retain the employees of Mersana following the closing of the transaction given the at-will nature of their employment; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks associated with developing product candidates; risks and uncertainties related to unforeseen delays that may impact the timing of clinical trials and reporting data; risks related to future opportunities and plans for Mersana and its product candidates, including uncertainty of the expected financial performance of Mersana and its product candidates and the possibility that the milestone payments related to the contingent value right will never be achieved and that no milestone payment may be made; the possibility that if Day One does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of Day One’s shares could decline; as well as other risks related to Day One’s and Mersana’s businesses detailed from time-to-time under the caption “Risk Factors” and elsewhere in Day One’s and Mersana’s respective SEC filings and reports, including their respective Annual Reports on Form 10-K for the year ended December 31, 2024 and subsequent quarterly and current reports filed with the SEC. Day One undertake no duty or obligation to update any forward-looking statements contained in this communication as a result of new information, future events or changes in their expectations, except as required by law.

DAY ONE MEDIA

Laura Cooper, Head of Communications

media@dayonebio.com

DAY ONE INVESTORS

LifeSci Advisors, PJ Kelleher

pkelleher@lifesciadvisors.com

#####

Exhibit 99.2

NOVEMBER 2025 Acquisition of Mersana Therapeutics

2 Confidential Information. For internal use only. Day One’s Mission Inspired by the urgent needs of children, Day One creatively and intentionally develops new medicines for people of all ages with life - threatening diseases

Forward Looking Statements 3 This communication contains forward - looking statements. Forward - looking statements are generally identified by the words “expect s”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will”, “goal” and similar expressions. These forward - looking statem ents include, without limitation, statements related to the anticipated consummation of the acquisition of Mersana and the expected benefit s t herefrom; and other statements that are not historical facts. These forward - looking statements are based on Day One’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from tho se anticipated in such forward - looking statements as a result of these risks and uncertainties, which include, without limitation, risks related t o Day One’s ability to complete the transaction on the proposed terms and schedule, or at all; whether the various conditions to the cons umm ation of the transaction under the merger agreement will be satisfied or waived; whether stockholders of Mersana tender sufficient shares in the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agr eement; the outcome of legal proceedings that may be instituted against Day One, Mersana and/or others relating to the transaction and th e r isk that such legal proceedings may result in significant costs of defense, indemnification and liability; the failure (or delay) to receiv e t he required regulatory approvals relating to the transaction; the possibility that competing offers will be made; disruption from the pro pos ed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the r isk that Day One will not be able to retain the employees of Mersana following the closing of the transaction given the at - will nature of their e mployment; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration ma y be more difficult, time - consuming or costly than expected or that the expected benefits of the transaction will not occur; risks associa ted with developing product candidates; risks and uncertainties related to unforeseen delays that may impact the timing of clinical tr ial s and reporting data; risks related to future opportunities and plans for Mersana and its product candidates, including uncertainty of the ex pec ted financial performance of Mersana and its product candidates and the possibility that the milestone payments related to the contingent v alu e right will never be achieved and that no milestone payment may be made; the possibility that if Day One does not achieve the perceived bene fits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of Day One’ s s hares could decline; as well as other risks related to Day One’s and Mersana’s businesses detailed from time - to - time under the caption “Risk Factors” and elsewhere in Day One’s and Mersana’s respective SEC filings and reports, including their respective Annual Reports on Form 1 0 - K for the year ended December 31, 2024 and subsequent quarterly and current reports filed with the SEC. Day One undertakes no duty or o bli gation to update any forward - looking statements contained in this communication as a result of new information, future events or changes i n their expectations, except as required by law.

4 Agenda & Day One Participants Overview & Opportunity Jeremy Bender (Chief Executive Officer) Transaction Rationale Michael Vasconcelles (Head of R&D) Financial Overview & Transaction Details Charles York (Chief Operating & Chief Financial Officer) Q&A Session All Participants

Overview and Opportunity 5 Jeremy Bender Chief Executive Officer

A Compelling Opportunity Aligned With Our Mission 6 ACC, Adenoid Cystic Carcinoma. Emi - Le, Emiltatug Ledadotin The Emi - Le program strengthens our mission, providing a novel opportunity for an innovative therapy with transformative impact Day One's existing research and development expertise, and commercial capabilities, are well positioned to reach underserved patient populations, such as ACC Our Mission Inspired by the urgent needs of children, Day One creatively and intentionally develops new medicines for people of all ages with life - threatening diseases Emi - Le represents a potential first - in - class, targeted treatment option for patients with ACC Patients with Adenoid Cystic Carcinoma have no approved therapy

Transaction Rationale 7 Michael Vasconcelles Head of R&D

# Emi-Le Represents A Transformational Opportunity To Address The Unmet Need For Patients With Adenoid Cystic Carcinoma (ACC)

## Emi-Le

**(Emiltatug Ledadotin)[1]**

Potential First-in-Class B7-H4-targeted ADC opportunity in ACC

- ACC is a rare cancer, with an annual US incidence of ~1,300 patients[2]
- Recurrent/metastatic ACC often presents with aggressive features; no approved therapeutic options exist[2]

- B7-H4 is highly and uniformly overexpressed in patients with recurrent/metastatic ACC[3]
- B7-H4 is also expressed in other adult and pediatric tumor types with high unmet need[4]

- Emi-Le is a B7-H4-directed ADC, utilizing a target-optimized molecular design and a proprietary linker-payload (Dolasynthen)[5]
- Measurable anti-tumor activity observed in patients living with ACC-1 and a well-defined safety profile support accelerated clinical development[1,6]

1. Hamilton EP et al. 2025 ASCO Annual Meeting; 2. Adenoid Cystic Carcinoma Research Foundation; 3. Mota Siquera J et al 2024 *Modern Pathology; 4*. Dawidowicz M et al 2024 *Cancers*; 5. Fessler et al 2023 *Mol Cancer Ther* ; 6. Hamilton E et al 2025 ESMO Breast Cancer

8

Day One BIOPHARMACEUTICALS

Financial Overview & Transaction Details 9 Charles York Chief Operating Officer & Chief Financial Officer

Financial Overview And Transaction Details 10 Major EMA market includes France, Germany, Italy, Spain or the United Kingdom. Emi - Le, Emiltatug Ledadotin Purchase Price $25 per share Approximately $129 million in aggregate One Non - Tradeable Contingent Value Right (CVR) Up to $30.25 per share Approximately $156 million in aggregate Transaction funded with existing cash resources. Strong cash position and financial profile expected to advance Emi - Le through potential approval with no additional financing. Clinical Milestones - A development milestone related to an existing partnership agreement: $1.25 per share - Breakthrough Therapy Designation for ACC granted by FDA: $1.00 per share - Initiation of registrational trial for ACC: $4.00 per share Regulatory/Sales Milestones - Accelerated approval granted by FDA in ACC: $9.00 per share - 1st commercial sale in major EMA markets: $2.00 per share - 1st commercial sale in Japan: $1.00 per share - Annual net sales exceed $100mm by 2032: $2.00 per share - Annual net sales exceed $200mm by 2035: $4.00 per share - Annual net sales exceed $300mm by 2037: $6.00 per share One Non - Tradeable Contingent Value Right (CVR) Milestones

Thank You

Exhibit 99.3

Targeted therapies for people of all ages November 2025 Day One Biopharmaceuticals

2 Disclaimer This presentation and the accompanying oral commentary contain forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “would,” “continue,” “ongoing” or the negative of these terms or other comparable terminology. Forward-looking statements include all statements other than statements of historical fact contained in this presentation, including information concerning our future financial performance, including the sufficiency of our cash, cash equivalents and short-term investments to fund our operations, business plans and objectives, timing and success of our commercialization and marketing efforts, timing and success of our planned nonclinical and clinical development activities, the success of our proposed acquisition of Mersana Therapeutics and its Emi-Le program, the results of any of our strategic collaborations, including the potential achievement of milestones and provision of royalty payments thereunder, efficacy and safety profiles of our products and product candidates, the ability of OJEMDA (tovorafenib) to treat pediatric low-grade glioma (pLGG) or related indications, the potential therapeutic benefits and economic value of our products and product candidates, potential growth opportunities, competitive position, industry environment and potential market opportunities, our ability to protect intellectual property and the impact of global business or macroeconomic conditions, including as a result of inflation, changing interest rates, government shutdowns, cybersecurity incidents, significant political, trade or regulatory developments, including tariffs, shifting priorities within the U.S. Food and Drug Administration and reduced funding of federal healthcare programs, and global regional conflicts, on our business and operations. Forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These factors, together with those that are described under the heading “Risk Factors” contained in our most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (SEC) and other documents we file from time to time with the SEC, may cause our actual results, performance or achievements to differ materially and adversely from those anticipated or implied by our forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this presentation, and although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

3 Inspired by the urgent needs of children, Day One creatively and intentionally develops new medicines for people of all ages with life- threatening diseases

Bringing life-changing medicines to patients sooner 4 • Commercial-stage biopharmaceutical company • Our goal is to develop and provide access to targeted new medicines to patients of all ages as rapidly as possible • Focused on advancing first- or best-in-class medicines for childhood and adult diseases Who we are OJEMDA received approval in April 2024 and is indicated for the treatment of pediatric patients 6 months of age and older with relapsed or refractory pediatric low-grade glioma harboring a BRAF fusion or rearrangement, or BRAF V600 mutation. 2021 IPO 2018 FOUNDED 2024 OJEMDATM APPROVAL Nasdaq: DAWN

5 Day One’s Future Potential Value creation • Continued revenue growth from OJEMDA globally • Indication expansion in front-line pLGG with FIREFLY-2 • Generate clinical POC data in DAY301 program • Fund pipeline expansion • Maintaining a strong financial foundation through thoughtful capital allocation Proven Track Record Intentional in our approach • Expertise developing and commercializing products • Demonstrated ability to find and acquire first- or best-in-class medicines Pillars to Support Growth Accomplishments Launched OJEMDA in the U.S., delivering double-digit revenue growth, for the 5 consecutive quarters since launch Ex-U.S. commercial partnership with Ipsen for OJEMDA, EMA regulatory decision expected in 2026 Acquisition of DAY301 (PTK7-targeted ADC) meaningfully expands our pipeline Announced acquisition of Emi-Le (B7- H4-Targeted ADC)1 Compelling near-term opportunities to help patients are the foundation for long-term growth and sustainability 1 Subject to completion of the transaction. pLGG, pediatric low-grade glioma; POC, proof of concept; ADC, antibody-drug conjugate; PTK7, protein tyrosine kinase 7. 5

# Our pipeline

## Our goal is to take aim at the gaps that have left patients and their families behind.

| Product Candidate | Therapeutic Area | Phase 1 Dose Escalation | Phase 1 Dose Optimization | Phase 2 | Phase 3/ Registrational | Approved | Recent & Anticipated Milestones |
|---|---|---|---|---|---|---|---|
| **Tovorafenib**<br>Type II RAF Inhibitor<br>OJEMDA brand name in U.S.[1]<br>Ex-U.S. Rights:<br>IPSEN[3] Innovation for patient care | BRAF-altered relapsed pLGG | **FIREFLY-1 (pivotal Phase 2)[2]** | | | | ojemda (tovorafenib) | **FDA accelerated approval**<br>April 2024<br>**EMA regulatory decision expected**<br>2026<br>**3-year follow-up data expected**<br>SNO Conference, November 2025 |
| | Front-line RAF-altered pLGG | **FIREFLY-2 (pivotal Phase 3)** | | | | | **Enrollment completion expected**<br>1H 2026 |
| **Emiltatug Ledadotin (Emi-Le)**<br>B7-H4-Targeted ADC | ACC, adult and pediatric solid tumors | | | | | | **Details subject to closing of the transaction** |
| **DAY301[4]**<br>PTK7-Targeted ADC | Adult and pediatric solid tumors | | | | | | **First dose cohort cleared**<br>January 2025 |

[1] OJEMDA has received accelerated approval by the U.S. Food and Drug Administration. [2] FIREFLY-1 is an open-label, pivotal Phase 2 trial. [3] Ex-U.S. license agreement with Ipsen to commercialize OJEMDA (tovorafenib) outside the U.S. [4] DAY301 is a license agreement with MabCare Therapeutics for exclusive worldwide rights, excluding Greater China, for MTX-13/CB-002, a novel ADC targeting PTK7. ACC; Adenoid Cystic Carcinoma. The safety and efficacy of investigational agents and/or investigational uses of approved products have not been established.

6

Day One BIOPHARMACEUTICALS

Relapsed or refractory BRAF-altered pLGG OJEMDA 7 Nora Living with pLGG

# Pediatric low-grade glioma: The most common type of brain tumor in children

## A serious and life-threatening disease

- For the majority of pLGG patients in the relapsed setting, there is no standard of care, and until recently, no approved therapies
- Up to 75% of pLGGs have a BRAF alteration*, of those ~80% are BRAF fusions and ~20% are BRAF V600 mutations[2-6]
- Despite surgery playing a significant role in treatment, the vast majority of patients still require systemic therapy[7,8]
- Due to high rate of disease recurrence, most patients will undergo multiple lines of systemic therapy over the course of their disease

**pLGGs are chronic and relentless, with patients suffering profound tumor and treatment-associated morbidity that can impact their life trajectory over the long term[1]**

9 Available in tablet formulation and pediatric-friendly powder for oral suspension Overview U.S. prescribing information for OJEMDA Indication OJEMDA is indicated for the treatment of pediatric patients 6 months of age and older with relapsed or refractory pediatric low-grade glioma harboring a BRAF fusion or rearrangement, or BRAF V600 mutation Recommended Dose 380 mg/m2 administered orally once weekly (not to exceed a dose of 600mg once weekly); OJEMDA can be taken with or without food For full prescribing information, visit dayonebio.com *This indication is approved under accelerated approval based on response rate and duration of response. Continued approval for this indication may be contingent upon verification of clinical benefit in a confirmatory trial.

10 Data from Pivotal Phase 2 FIREFLY-1 trial. • Meaningful tumor stabilization or shrinkage may be possible with OJEMDA, in the clinical trial: • 51% of children experienced tumor shrinkage by at least 25% • 82% of children saw their tumors shrink or remain stable Efficacy Safety • Generally well-tolerated therapy, with 9 out of 10 patients staying on treatment in the clinical trial • Most common grade 3 / 4 adverse events include: anemia, elevated CPK, maculo-papular rash, fatigue & vomiting Dosing • Once-weekly, taken with or without food conveniently from home can mean fewer daily interruptions OJEMDA is indicated for the treatment of patients 6 months of age and older with relapsed or refractory pediatric low-grade glioma (LGG) harboring a BRAF fusion, rearrangement, or BRAF V600 mutation. Product profile aligns with what physicians are looking for in a therapy

# Foundational U.S. opportunity for OJEMDA in both relapsed and frontline pLGG

## Incident Therapeutic Build for New pLGG Patients to be Treated in Frontline Setting

| | |
|---|---|
| U.S. Incident Patients <25 years old with CNS Tumors (0.00521%)[1,2] | ~5,500 |
| Rate of Low Grade Gliomas (Gliomas rate 63%, Low-Grade 77%)[2] | ~2,600 |
| Patients Ineligible for Surgery or Post Surgery (58%)[2] | ~1,500 |
| Rate of BRAF-Altered (70%-75%)[3-7*] | ~1,100 |

| % BRAF Fusion (80%)[†] | % BRAF V600 (20%)[††] |
|---|---|
| ~880 | ~220 |

1L BRAF-Altered pLGG Patients Eligible for Systemic Therapy

## Illustrative pLGG Patient Flow[§]

Prevalence of Systemically-Treated Patients Under 25 Years ~26,000

**Frontline (1L)**

Annual Incident Patients
**~1,100**

5 Year Prevalence
**~5,500**

Progressed After 5 Years
**~55-60%**

~55-60% →

**Relapsed / Refractory (2L+)**

Treatment Eligible Population
**~2,000-3,000**

Recurrences Trigger Entry to Treatment Eligible Population

Opportunity for OJEMDA in Annual U.S. Treated r/r pLGG Population in the U.S.

**Majority of pLGG patients will progress within 5 years**

[1] US Census. [2] CBTRUS, Qaddoumi et al 2009, Schreck et al 2019, ClearView Analysis. [3] Penman CL et al. Front Oncol. 2015;5:54. [4] Cohen AR., N Engl J Med. 2020;386(20):1922-1931. [5] Lassaletta A, et al. J Clin Oncol. 2017;35(25):2934-2941. [6] Faulkner C, et al. J Neuropathol Exp Neurol. 2015;74(9):867-872. [7] Packer RJ, et al. Neuro Oncol. 2017;19(6):750-761. * Incidence of BRAF alterations varies across pLGG subtypes. † Predominantly seen in pilocytic astrocytomas. †† May vary across pLGG subtypes. BRAF, V-Raf murine sarcoma viral oncogene homolog B; MAPK, mitogen-activated protein kinase; pLGG, pediatric low-grade glioma. § Estimated annual incidence, estimated prevalence, estimated progression rates, and estimated recurrent/progressive total addressable opportunity are Day One calculations based on publicly available data. The estimated recurrent/progressive total addressable opportunity is based on progression free survival curves modeled from published literature and internal market research conducted by EpidStrategies, A Division of ToxStrategies, Inc. on behalf of Day One. r/r, relapsed or refractory.

11

Day One Biopharmaceuticals

Delivering double-digit Q3 2025 growth across core metrics 12 1 Prescriptions are approximations based on data available as of September 30, 2025. Quarterly growth in net product revenue, prescriptions and new patient starts versus Q2 2025. 15% Growth in Net Product Revenue 18% $38.5M in Q3 2025 19% Growth in New Patient Starts Growth in Total Prescriptions1 1,256 TRx in Q3 2025

13 1 2024 net revenue included approximately $3.0M of revenue associated with Ex-U.S. sales which has been removed for the purposes of calculating compounded annual revenue growth rate. 2 Compounded annual growth represents the comparison of 2024 to Q3 2025 YTD U.S. net product revenue. Commercial execution driving strong top-line growth and performance $30.5 $33.6 $38.5 Net Product Revenue Q1 2025 Q2 2025 Q3 2025 +$4.9M +15% ~89% Compounded Annual Growth Achieved $38.5M 1,2 in Q3 2025 OJEMDA net product revenue Net Revenue Highlights • Achieved $102.6M in net product revenue for 2025 year-to-date • Year-to-date net product revenue already exceeds full-year 2024 by ~89%1,2

OJEMDA
Prescriptions (TRx)1
+18%
1,256
1,062
923
~97%
Compounded
Annual Growth2
Q1 2025
Q2 2025
Q3 2025
Prescriptions

# Accelerating uptake driving TRx growth and demonstrating durable demand

19% growth in new patient starts driven by 2-year follow up data[3]

## Prescription Highlights

- Gaining share in the 2L setting as prescriber confidence grows
- High percentage of on-label patients staying on therapy month-to-month
- ~90% of on-label patients receiving approval on first request

[1] Prescriptions are approximations based on data available as of September 30, 2025. [2] Compounded annual growth represents the comparison of 2024 to Q3 2025 YTD. [3] 2-year follow-up data is from the FIREFLY-1 clinical trial and quarterly growth represents the comparison of Q2 2025 to Q3 2025.

14

Day One BIOPHARMACEUTICALS

# Positive physician experience continues to build across treatment settings

## 2L Adoption Increasing

2L adoption grew >60% in past 12 months[1]

Increasing number of HCPs stating OJEMDA is their 2L treatment of choice

*"My default right now for second line is OJEMDA"*

*"I've changed my practice recently and now offer OJEMDA after a patient fails chemotherapy"*

*- pLGG Treating Physicians*

## Strong Persistency

20 months median duration of treatment for EAP patients

75% of EAP patients who reached 24 months on OJEMDA continued on treatment

~90% of active patients are commercial new patient starts (non-EAP)

[1] Day One Biopharmaceuticals market research, self-reported data fielded September 2025 versus October 2024.

15

Day One BIOPHARMACEUTICALS

16 1 Sequential growth refers to Q3 2025 versus Q2 2025. • >60% of prescribing accounts have treated multiple patients with OJEMDA • 28% sequential growth in number of accounts with 4 or more patients1 • >80% Priority 1 accounts have initiated 4 or more patients Launch Dec 2024 Sept 2025 1 Patient 2-3 Patients 4-5 Patients 6-8 Patients 9+ Patients Breadth & Depth of Prescribing by Account Breadth & Depth Highlights Prescriber confidence driving repeat use with significant opportunity remaining

Focused execution and meaningful progress driving continued adoption and treatment durability through 2025 17 • On label patients only. Raising 2025 guidance to $145 - $150 million net product revenue OPTIMIZE PERSISTENCE Support physicians and patients to optimize their experience on OJEMDA including effective AE management and reimbursement support Increase depth of prescribing by expanding physicians' belief in which patients will benefit from OJEMDA and using it in 2L* Continue to expand prescriber base by converting non-users into first-time adopters of OJEMDA DRIVE NEW PATIENT STARTS

We continue to strengthen the OJEMDA story through enhancing the target product profile and data generation 18 FIREFLY-1 3-Year Data Highlighting clinical stability following treatment with OJEMDA and opportunity for retreatment Potential to further expand physician confidence and adoption while reinforcing target product profile Presentation at SNO conference in November 2025 and publication efforts underway Establishing OJEMDA as the Standard of Care in 2L r/r BRAF-altered pLGG

19 OJEMDA IP summary and regulatory designations • Composition of matter patent of tovorafenib provides protection in the U.S. out to mid-2036 (with patent term extension)1 • Patent portfolio covers formulations, manufacturing methods, and uses of tovorafenib, with issued and pending applications potentially extending into the 2040s2 1Composition of matter and pharmaceutical compositions of tovorafenib are co-owned; patent term extension is estimated at 5 years. 2 Future patent term coverage assumes pending applications are granted. Intellectual Property U.S. • Orphan Drug Exclusivity (granted 7 years exclusivity) • New Chemical Entity (granted 5 years exclusivity) • Breakthrough Therapy Designation • Rare Pediatric Disease Designation Europe • Orphan Drug Designation (eligible for 10 years exclusivity) Regulatory Designations

20 Pivotal Phase 3 trial of tovorafenib in front-line pLGG FIREFLY-2 Bradon Living with pLGG since age 11

# Expansion into front-line treatment represents a meaningful expansion opportunity for tovorafenib in pLGG

## Trial design

- Randomized, global, registrational Phase 3 trial of monotherapy tovorafenib vs SoC chemotherapy
- Eligibility: Patients aged up to <25 years with LGG harboring a RAF alteration and requiring first-line systemic therapy
- Tovorafenib available as tablets and pediatric-friendly liquid suspension
- Patients who progress after stopping tovorafenib may be re-challenged
- Patients who progress in the SoC arm during or post-treatment may cross-over to receive tovorafenib

## Endpoints

- **Primary endpoint: ORR based on RAPNO-LGG criteria, assessed by blinded independent central review**
  - **The ORR primary analysis is expected to occur ~12 months after the last patient randomized**
- Key secondary endpoints: PFS and DoR by RAPNO-LGG criteria
- Other secondary endpoints: changes in neurological and visual function, safety, and tolerability
- Key exploratory objectives: QoL and health utilization measures


Non-resectable or
sub-total resected LGG
AND
Requiring first-line
systemic therapy
N ≈ 400
Stratified by
• Location of tumor
• Genomic alteration
• CDKN2A status
• Infant CHG diagnosis
1:1 Randomization
Tovorafenib, 380mg/m² QW
(not to exceed 600 mg)
Investigator's choice of
vincristine/carboplatin* or
vinblastine or monthly carboplatin
Long-term follow-up
(48 months)

21

* COG or SIOPe-LGG regimen. Abbreviations: CHG, chiasmatic, hypothalamic glioma; DoR, duration of response; LGG, low-grade glioma; ORR, objective response rate; QoL, quality of life; QW, once weekly; SoC, standard of care.

PTK7-targeted antibody-drug conjugate (ADC) 22 DAY301

Substantial development and commercial potential for DAY301 Novel ADC active in preclinical models, designed to maximize therapeutic window 23 PTK7: clinically-validated ADC target Anti-tumor activity of anti-PTK7 ADC demonstrated in Phase 1b trial of cofetuzumab pelidotin1 DAY301: potential first-in-class asset High PTK7 expression in multiple adult and pediatric tumor indications First dose cohort cleared January 2025 1 Cho BC, et al. Ann Oncol. (34; Suppl 2): S460-S461, 2023. DAY301: Next generation ADC targeting PTK7

24 Potential opportunity for a next-generation PTK7 ADC with improved therapeutic index • Clinical results for cofetuzumab pelidotin1 demonstrated proof of concept for PTK7-targeted ADCs • Cofetuzumab pelidotin activity seen in multiple tumor types: • Ovarian (Pt-resistant): ORR 27% (n=63) • TNBC: ORR 21% (n=29) • NSCLC: ORR 19% (n=31) • mDOR: 4.2-5.7m for Ovarian (Pt-resistant)/TNBC/NSCLC • mPFS: 1.5-2.9m for Ovarian (Pt-resistant)/TNBC/NSCLC • Aur0101 program limited by toxicity, resulting in reduced dose intensity and duration • A next generation product with optimized properties and a better therapeutic index may achieve greater clinical efficacy 1 Phase 1b study of PF-06647020/ABBV-647. PTK7: A clinically-validated ADC target

# DAY301: Potential first-in-class asset

**DAY301 has been designed to maximize therapeutic index and overcome limitations of prior programs**

- Tumor regression at tolerable doses seen in multiple preclinical models
- Higher HNSTD in cyno toxicology studies; payload with known safety profile
- High cell permeability / bystander effect; low efflux (not a P-gp substrate)
- Novel, highly hydrophilic, cleavable linker
- Moderate-to-high affinity antibody with favorable stability and developability profile
- Drug-antibody-ratio (DAR) of 8, shown to be effective for other ADCs in solid tumors
- IP: Composition of Matter patent term expected 2044, once issued

25

1) Damelin M, et al. A PTK7-targeted antibody-drug conjugate reduces tumor-initiating cells and induces sustained tumor regressions. Sci Transl Med. 2017. HNSTD, Highest Non-Severely Toxic Dose; P-gp, P-glycoprotein.

Day One BIOPHARMACEUTICALS

26 26 Improved tumor regression activity demonstrated for DAY301 vs. benchmarks in multiple preclinical models DAY301: First-in-class potential PDX LD1-200615 HNSCC H-score 120 Vehicle Control antibody + DAY301 payload Control antibody + auristatin payload Cofetuzumab pelidotin, 5 mg/kg DAY301, 10 mg/kg * P=0.0316 Days post administration * 0 7 14 21 28 35 Tumor volume (mm3) (mean ± SEM) 2,400 0 2,000 1,600 1,200 800 400 Control antibody + auristatin payload, 5 mg/kg Cofetuzumab pelidotin, 5 mg/kg Control antibody + DAY301 payload, 10 mg/kg Cofetuzumab antibody + DAY301 payload, 10 mg/kg DAY301, 5 mg/kg DAY301, 10 mg/kg * P=0.0435 0 PDX 362310 TNBC H-score 255 4,000 3,000 2,000 1,000 0 7 14 21 28 * Days post administration Tumor volume (mm3) (mean ± SEM) 0 Vehicle Cofetuzumab pelidotin, 10 mg/kg Anti-DLL3 mAb + DAY301 payload, 10 mg/kg B7-H3 DXd ADC, 10 mg/kg Chemotherapy control Cofetuzumab mAb + DAY301 payload Control antibody + DAY301 payload DAY301, 10 mg/kg 20 40 60 80 0 3,000 2,000 1,000 Days post administration PDX 362797 SCLC H-score 210 Tumor volume (mm3) (mean ± SEM) Adapted from Kong C, et al. Mol Cancer Ther. 2023;22:1128–1143. Indicates drug administration 4,000 5,000

27 Indication PTK7 Expression (>1+) U.S. Patient Population Cases/Deaths ORR at Relapse Median OS at Relapse Endometrial 100%2 67,880/13,2503 39%7 9 months7 Esophageal SCC 76%1 22,370/16,1303 5%4 3 months4 Gastric 35%2 26,890/10,8803 12%14 6-14 months15 Head & Neck SCC 75%1 54,540/11,5803 32%5 7.8 months5 NSCLC 50%2 199,393/106,3103 45-60%8 7-12 months9 Ovarian (platinum resistant) 30%2 (95%)* 19,710/13,2703 20-35%3 17.2 months6 Small Cell Lung 50%2 35,187/18,7603 10-40%10 9-12 months11 TNBC 70%2 46,608/12,6753,16 5-35%12 28 months13 Potential pediatric indications include: neuroblastoma, rhabdomyosarcoma and osteosarcoma 1 Kong et al, 2023; 2 Protein Atlas; 3 PDQ; 4 Parry et al, 2015; 5 Vermorken et al, 2010; 6 Sehouli et al, 2008; 7 Rutten et al, 2021; 8 Park et al, 2017; 9 Assi et al, 2023; 10 Abughanimeh et al, 2020; 11 Asai et al, 2014; 12 Bardia et al, 2021; 13 Cai et al, 2023; 14 Sym et al, 2008; 15 Ji et al, 2023; 16 Saraivaet al, 2017. * MabCare data DAY301: Encouraging development and commercial opportunities

# DAY301: Initial Phase1a/b clinical trial design

## Key design elements

- BOIN design for efficiency of dose escalation
- Backfill active dose levels to generate additional safety data
- Enroll tumor types with known high PTK7 expression
- Advance two recommended dose levels to Phase 1b
- Final dose optimization scheme and possible registrational path(s) pending discussions with FDA at end of dose escalation/expansion

## Adult & pediatric development

- Potential adult indications include platinum resistant ovarian cancer, squamous NSCLC, esophageal SCC, HNSCC, endometrial, and/or SCLC
  - Patients to be selected based on PTK7 expression clinical trial assay
- Pediatric dose confirmation and efficacy assessment to begin near/at the end of adult dose escalation
  - Initial target indications include neuroblastoma, osteosarcoma, rhabdomyosarcoma

### Phase 1a: Monotherapy Dose Escalation



DL5
DL4
DL3
DL2
DL1
FDA-cleared starting dose
Identify two recommended dose levels for further evaluation, based on safety and anti-tumor activity
RD1
RD2

### Phase 1b: Monotherapy Dose Expansion and Optimization



RD1 Simon 2-stage design
Go to dose optimization
RD1 cohort
RD2 cohort
Expand to a potential single-arm registrational trial for accelerated approval or randomized trial at optimized dose
Phase 1: Pediatric Monotherapy Dose Confirmation
Lower of the two adult RDs
RD2
RD1
RD-1

28

DL, Dose Level; RD, Recommended Dose; BOIN, Bayesian Optimal Interval; HNSCC, Head and Neck Squamous Cell Carcinoma; SCLC, Small Cell Lung Cancer; SCC, Squamous-Cell Carcinoma; NSCLC, Non-Small Cell Lung Cancer

Day One

B7-H4-targeted antibody-drug conjugate (ADC) 29 Emi-Le

# Emi-Le represents a transformational opportunity to address the unmet need for patients with adenoid cystic carcinoma (ACC)

**Emi-Le**

**(Emiltatug Ledadotin)[1]**

First-in-Class B7-H4-targeted ADC opportunity in ACC

- ACC is a rare cancer, with an annual US incidence of ~1,300 patients[2]
- Recurrent/metastatic ACC often presents with aggressive features; no approved therapeutic options exist[2]

- B7-H4 is highly and uniformly overexpressed in patients with recurrent/metastatic ACC[3]
- B7-H4 is also expressed in other adult and pediatric tumor types with high unmet need[4]

- Emi-Le is a B7-H4-directed ADC, utilizing a target-optimized molecular design and a proprietary linker-payload (Dolasynthen)[5]
- Measurable anti-tumor activity in patients living with ACC and a well-defined safety profile support accelerated clinical development[1,6]

1. Hamilton EP et al. 2025 ASCO Annual Meeting; 2. Adenoid Cystic Carcinoma Research Foundation; 3. Mota Siquera J et al 2024 *Modern Pathology; 4.* Dawidowicz M et al 2024 *Cancers*; 5. Fessler et al 2023 *Mol Cancer Ther* ; 6. Hamilton E et al 2025 ESMO Breast Cancer

30

Day One BIOPHARMACEUTICALS

31 Summary

32 Third quarter 2025 financial results All financial information as of 9/30/25 is unaudited. 1 Includes stock-based compensation expense of $3.0 million and $10.8 million for the three and nine months ended 9/30/25, and $3.8 million and $13.2 million for the three and nine months ended 9/30/24. 2 Includes stock-based compensation expense of $6.6 million and $22.5 million for the three and nine months ended 9/30/25, and $7.7 million and $24.1 million for the three and nine months ended 9/30/24. 3 Includes sale of Priority Review Voucher of $108.0 million for the nine months ended 9/30/24. Financial Summary ($ in millions) Three Months Ended 9/30/25 Three Months Ended 9/30/24 Nine Months Ended 9/30/25 Nine Months Ended 9/30/24 OJEMDA Net Revenue 38.5 20.1 102.6 28.3 License Revenue 1.3 73.7 1.9 73.7 Total Revenue $39.8 $93.8 $104.5 $102.0 Cost of Product and License Revenue 4.5 1.6 11.1 2.3 Research and Development Expense1 31.4 33.6 107.2 165.9 Selling, General and Administrative Expense2 28.1 29.0 86.4 85.7 Total Cost and Operating Expenses $64.0 $64.2 $204.7 $253.9 Non-operating Income3 4.5 6.5 14.2 122.8 Income Tax Benefit (Expense) -- 0.9 -- (0.7) Net Income (Loss) ($19.7) $37.0 ($86.0) ($29.8) 9/30/25 6/30/25 Cash, cash equivalents and short-term investments $451.6 $453.1

33 Day One is well positioned for sustainable growth and long-term success Drive OJEMDA revenue growth Execute on clinical development pipeline for FIREFLY-2 and DAY301 Leverage our development and commercialization expertise to further expand our multiple asset portfolio Maintain strong capital position while investing in our pipeline

Appendix 34

# Tovorafenib inhibits both BRAF fusions and BRAF V600 mutations



MAPK pathway
RAS
RAF
MEK
ERK
Proliferation and survival
RAS-independent activation of the MAPK pathway
RAF mutation
Tovorafenib
RAF fusion
Proliferation and survival
Proliferation and survival

Tovorafenib is an investigational, oral, selective, CNS-penetrant, type II RAF inhibitor that was designed to inhibit both monomeric and dimeric RAF kinase

- Activity in tumors driven by both RAF fusions and BRAF V600E mutations
- Tablet and pediatric-friendly liquid suspension
- Once weekly dosing

Currently approved type I BRAF inhibitors are indicated for use in patients with tumors bearing BRAF V600 mutations

- Type I BRAF inhibitors cause paradoxical MAPK activation in the setting of wild-type RAF, increasing the risk of tumor growth in BRAF fusion-driven

35

Source: 1. Sun Y et al., Neuro Oncol. 2017; 19: 774–85; 2. Sievart AJ et al., PNAS. 2013; 110:5957-62; 3. Karajannis MA et al., Neuro Oncol 2014;16(10):1408-16.

Day One Biopharmaceuticals

36 51% Overall response rate (RAPNO-LGG) in 76 evaluable patients Response (IRC) RAPNO-LGG n n (%) 95% CI ORR, n (%) BRAF fusion or rearrangement BRAF V600 mutation Prior MAPKi use MAPKi-naïve Median DOR, months Median TTR, months Range 76 64 12 45 31 39 39 39 (51) 33 (52) 6 (50) 22 (49) 17 (55) 13.8 5.3 1.6-11.2 40-63 39-64 21-79 31-64 36-73 11.3-NR† June 5, 2023 data cutoff. CI, confidence interval; DOR, duration of response; IRC, independent radiology review committee; LGG, low-grade glioma; NR, not reached; ORR, overall response rate; RAPNO, Response Assessment in Pediatric Neuro-Oncology; TTR, time to response; CR, complete response; PR, partial response; MR, minor response; SD, stable disease; PD, progressive disease. † As of the data cutoff, 66% remain on tovorafenib. Efficacy summary from OJEMDA prescribing information Prior BRAFi/MEKi BRAFi/MEKi-naïve BRAF mutation

37 Warnings and Precautions • Hemorrhage • Skin toxicity, including photosensitivity • Hepatotoxicity • Effect on growth • Embryo-fetal toxicity • Use in NF1- associated tumors No boxed warnings or contraindications TEAEs (≥ 30% of patients [n=137]) Preferred Term, n (%) Any Grade Grade ≥3 Any AE 137 (100) 86 (63) Hair color changes 104 (76) 0 Anemia 81 (59) 15 (11) Elevated CPK 80 (58) 16 (12) Fatigue 76 (55) 6 (4) Vomiting 68 (50) 6 (4) Hypophosphatemia 64 (47) 0 Headache 61 (45) 2 (1) Maculo-papular rash 60 (44) 11 (8) Pyrexia 53 (39) 5 (4) Dry skin 49 (36) 0 Elevated LDH 48 (35) 0 Increased AST 47 (34) 4 (3) Constipation 45 (33) 0 Nausea 45 (33) 0 Upper RTI 43 (31) 2 (1) Dermatitis acneiform 42 (31) 1 (1) Epistaxis 42 (31) 1 (1) June 5, 2023 data cutoff. OJEMDA safety data (n=137). Treatment-emergent AEs ≥20% any grade in arms 1 & 2. AE, adverse event; AST, aspartate aminotransferase; CPK, creatine phosphokinase; LDH, lactate dehydrogenase; RTI, respiratory tract infection; TEAEs, treatment-emergent adverse events. Safety summary from OJEMDA prescribing information